Mail Stop 03-06

May 18, 2005

Mr. Jeffrey Kang
Chief Executive Officer
Comtech Group, Inc.
Suite 1001, Tower C, Skyworth Building
Nanshan, Shenzhen 518057
People's Republic of China

> **Re: Comtech Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 20, 2005**
> **File No. 333-124201**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prospectus Cover Page

1.   Please remove the language designating UBS Investment Bank as "Sole Bookrunner" and C.E. Unterberg, Towbin as "Co-Lead Manager."

2.	Please supplementally provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.

Prospectus Summary – Page 1

3.	Please avoid jargon and technical terms. For example, revise the first paragraph to eliminate jargon like "customized module design solutions," "enabling technology components," "'last mile' customization" and "core of our value proposition." Instead, directly disclose what you do in concrete, everyday terms.

4.	Please provide supplemental support for the following statements:

	a)	in the first sentence under the heading "Our Business" on page 1, that you are "a leading provider of customized module design solutions in China";

	b)	in the second paragraph under the heading "Our Business" on page 1, that your customers include a majority of the largest and most well-known manufacturers in the mobile handset and telecom equipment end-markets in China; and

	c)	in the last sentence of the first paragraph on page 2 and on page 48, regarding "OEMs' greater reliance on outsourcing."

5.	Please revise the paragraph under the heading "Risk Factors" on page 3 to present the listed disclosure in bullet point format, as you have done in your "Competitive Strengths" and "Our Strategy" sections of the summary.

Risk Factors – Page 8

If we fail to attract and retain key personnel . . . – Page 10

6.	We note your disclosure that Mr. Kang developed and maintains relationships with many of your key suppliers and key customers. If you do not have an employment and non-compete agreement with Mr. Kang, please disclose the implications.

We face risks associated with future investments or acquisitions . . . – Page 12

7.	Please disclose any material risks related to public notices issued by the State Administration for Foreign Exchange of China, or SAFE, concerning foreign exchange regulations on mergers and acquisitions in China.

The unauthorized use of our module design solutions . . . – Page 13

8.   Disclose any risks resulting from differences in the relative strength of intellectual property protections afforded by United States and Chinese law.

We became a public company through a share exchange . . . – Page 13

9.   Tell us supplementally the amount sought by Italian tax authorities pursuant to the counterclaim and the status of the appeal.

We depend upon contractual agreements . . . – Page 14

10.   Briefly clarify why there is concern about the status of the ownership structure under PRC law.

Special Note – Page 22

11.   Please tell us whether the penultimate sentence is attempting to incorporate filings by reference. Tell us the authority on which you rely to incorporate documents in a prospectus filed as part of a registration statement on Form S-1.

Use of Proceeds – Page 31

12.   We note that you have not allocated any specific portion of the net proceeds for any particular purpose. Please disclose the principal reasons for the offering.

Market Price for Our Common Stock – Page 27

13.   Please tell us when you filed a proxy or information statement related to the reverse stock split mentioned in the third paragraph. If no shareholder vote was required, please cite with specificity the governing law.

Corporate Structure – Page 28

14.   Please disclose the purpose for the various elements of your corporate structure identified on page 30. For example, why is your PRC business controlled by a non-operating Maryland parent? Why are the next-level entities based in the Cayman Islands or British Virgin Islands? Why is the business distributed among those entities and the related subsidiaries?

15.   We note your disclosure regarding your contractual agreements with Jeffrey Kang and Nan Ji. Please disclose why you structured your interests in Shenzhen Comtech and Shanghai E&T in this manner.

16.   With a view toward disclosure, tell us who owns the remaining 40% of Shanghai E&T.

17.   Please disclose all material terms of your contractual agreements with Jeffrey Kang and Nan Ji, including duration and termination provisions, and file those agreements with your next amendment.

18.   Here, or in another appropriate location in your document, please disclose the criteria that the government uses to determine whether the grant the various required approvals mentioned on page 17.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Page 33

19.   Discuss the reasons for the 2003 bad debt provision.

20.   Please discuss the permitted uses of the 10% reserve fund mentioned on page 17.

Liquidity and Capital Resources – Page 41

21.   We see disclosures on page 41 that distributions by your PRC operating company may be subject to governmental approval and taxation. Please expand the disclosures in Management's Discussion and Analysis related to these restrictions to include discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required. Unless you can show us that disclosure is not required, the amount of restricted net assets should also be disclosed in the notes to financial statements.

22.   Please tell us why it is appropriate to refer to Shanghai E&T as your "60% owned" company (as you do on page 42) when, according to page 28, it appears that you do not own that company.

23.   Discuss the Shanghai E&T acquisition more completely. From whom did you acquire the business? It is unclear what that business added to your operations, particularly since, according to page 30, it was just established in 2004.

24.   We note your disclosure on page 17 that current laws restrict the ability of Mr. Kang and his wife to apply payments. Please quantify the extent of this restriction and discuss its impact on your liquidity.

Industry Overview – Page 47

25.   Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite Datamonitor, BDA and Gartner on page 47. In addition, please tell us whether the sources of the citied statistics have consented to your use of their data and whether any reports were prepared specifically for your use.

Management – Page 56

Summary Compensation Table – Page 60

26.   Please tell us how this table reflects the benefit plans mentioned in Note 16 to your financial statements. Also, with a view toward disclosure, please tell us how the "Mandatory Provident Fund Scheme" operates.

Executive Compensation; Option Grants in Last Fiscal Year– Page 61

27.   Provide the option value table required by Regulation S-K Item 402(d).

Principal and Selling Shareholders – Page 64

28.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. We may have further comment.

29.   Please reconcile the number of shares held by Ren Investments as shown in the table with Ren Investments holdings implied by footnote 10.

Related Party Transactions – Page 66

30.   Please expand your disclosure on page 67 to include the material terms of the transactions by which you acquired interests in Shenzhen Comtech and Shanghai E&T.

31.   Disclose the amounts of dividends and distributions from companies owned by your affiliates to you.

32.   Please disclose the material terms of your transaction with Matsunichi Electronics (Hong Kong) Limited referenced in Note 13 on page F-21, or tell us why such disclosure is not required by Item 404 of Regulation S-K.

Commercial Transactions – Page 67

33.   Clarify the nature and purpose of the transactions mentioned in the first
        paragraph.

Description of Share Capital – Page 68

Warrants – Page 68

34.   With a view toward disclosure, please tell us:
        • the purpose of the warrant issuance to Trident, and
        • the exercise price the warrants mentioned in this section.

Public Offering Lock-Up – Page 71

35.   Supplementally analyze in detail how it would be consistent with Section 5 of the
        Securities Act to conduct the private offerings mentioned in this section while you
        are conducting this public offering.

36.   Identify the principal stockholder mentioned in clause (a).

Underwriting – Page 71

37.   If applicable, identify any members of the underwriting syndicate that will engage
        in any electronic offer, sale or distribution of the shares and describe their
        procedures to us supplementally. If you become aware of any additional
        members of the underwriting syndicate that may engage in electronic offers, sales
        or distributions after you respond to this comment, promptly supplement your
        response to identify those members and provide us with a description of their
        procedures.

        Briefly describe any electronic distribution in the filing.

        Also, tell us whether you or the underwriters have any arrangements with a third
        party to host or access your preliminary prospectus on the Internet. If so, identify
        the party and the website, describe the material terms of your agreement and
        provide us with a copy of any written agreement. Provide us also with copies of
        all information concerning your company or prospectus that has appeared on their
        website. Again, if you subsequently enter into any such arrangements, promptly
        supplement your response.

        We may have further comment.

Financial Statements

Note 2. Summary of Significant Accounting Policies – Page F-10

Revenue Recognition

38.   We see that your revenues are derived from re-selling specific components related
        to module design. Tell us how your practices consider the requirements of EITF
        99-19. Tell us more about the arrangements with the providers of the components
        and show us that agency reporting is not required. Please be specific. Separately
        address arrangements with individual suppliers to the extent those arrangements
        vary and to the extent those variations have bearing on the income statement
        presentation.

Note 17. Subsequent Event – Page F-23

39.   The disclosure that you do not have any commitment to provide operational
        funding or credit facilities to the Broadwell joint venture appears inconsistent
        with disclosure in a Form 8-K dated January 17, 2005 where you indicate that you
        will provide a credit line to the venture. In the next amendment, please clarify the
        inconsistency. Please also disclose what you plan to contribute to the venture and
        how you intend to account for formation of that venture. Please disclose whether
        the venture will be consolidated. If you believe consolidation is not required,
        support supplementally.

Part II

Recent Sales of Unregistered Securities – Page II-1

40.   Disclose the number of purchasers in each transaction.

Item 16. Exhibits and Financial Statement Schedules – Page II-3

41.   Please file in one exhibit a complete copy of your Articles of Incorporation as
        amended. See the second sentence of Regulation S-K Item 601(b)(3)(i).

42.   File the consent of counsel mentioned on pages 14, 18 and 74.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Greg Miao – Skadden, Arps, Slate, Meagher & Flom LLP
                Robert Wray – Skadden, Arps, Slate, Meagher & Flom LLP